SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             CHAD THERAPEUTICS, INC.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                    157228107
                                 (CUSIP Number)

      Scott M. Herpich, Lathrop & Gage L.C., 2345 Grand Blvd., Suite 2400,
                      Kansas City, MO 64108, (816) 292-2000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 7, 2002
             (Date of Event Which Requires Filing of This Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [__]


Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 8 pages)
--------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
         David L. Johnson

(2)     Check the Appropriate Box                      (a)    ______

          if a Member of a Group*                      (b)    ______


(3)     SEC Use Only

(4)     Source of funds
            PF**

(5)     Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)                      ______

(6)      Citizenship or Place of Organization
           United States

           Number of shares           (7)     Sole Voting Power
           beneficially owned                 146,500
           by each reporting
           person with:               (8)     Shared Voting Power
                                              545,500

                                      (9)     Sole Dispositive Power
                                              146,500

                                      (10)    Shared Dispositive Power
                                              545,500

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
              692,000

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
         [  ]

(13)     Percent of Class Represented by Amount in  Row (11)
           6.9%

(14)     Type of Reporting Person*
              IN

*  See Instructions before Filling Out!
** A portion of the funds were obtained by purchasing on a margin account.

(1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
         Sandra L. Castetter

(2)     Check the Appropriate Box                      (a)    ______

          if a Member of a Group*                      (b)    ______


(3)     SEC Use Only

(4)     Source of funds
            PF**

(5)     Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)                      ______

(6)      Citizenship or Place of Organization
           United States

           Number of shares                  (7)     Sole Voting Power
           beneficially owned                        None
           by each reporting
           person with:                      (8)     Shared Voting Power
                                                     545,500

                                             (9)     Sole Dispositive Power
                                                     None

                                             (10)    Shared Dispositive Power
                                                     545,500

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
            545,500

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
          [  ]

(13)     Percent of Class Represented by Amount in  Row (11)
         5.4%

(14)     Type of Reporting Person*
            IN

*  See Instructions before Filling Out!
** A portion of the funds was obtained by purchasing on a margin account.

ITEM 1.           SECURITY AND ISSUER.

     This Amendment No. 2 to the Schedule 13D relates to the common stock, par value $.01 per share (the "Shares"), of Chad Therapeutics, Inc., a California corporation (the "Company"), whose principal executive offices are located at 21622 Plummer Street, Chatsworth, California 91311.

ITEM 2.           IDENTITY AND BACKGROUND.

     This report is filed by David L. Johnson, ("Mr. Johnson") and Sandra L. Castetter ("Ms. Castetter"), (collectively, the "Reporting Persons").

     Bond Purchase, L.L.C. Inc. ("Bond Purchase") is no longer one of the "Reporting Persons" for purposes of this Schedule 13D because, as of August 1, 2002 it is no longer the beneficial owner of any of the Shares. Bond Purchase is a Missouri limited liability company with a principal office and business address of 104 Armour Road, North Kansas City, Missouri 64116, whose principal business is investing in real estate limited partnerships.

     Mr. Johnson. Mr. Johnson, age 46, is Chairman and a member of the board of trustees of Maxus Realty Trust, Inc. ("MRTI "), a Missouri real estate investment trust, and is Chief Executive Officer of Maxus Properties, Inc. Mr. Johnson's principal business address is 104 Armour Road, North Kansas City, Missouri 64116. Maxus Properties, Inc. owns and operates companies with over 10,500 apartment units and over 4,500 square feet of office and retail space. Mr. Johnson is also on the Board of Directors of Maxus Capital Corp., the managing general partner of Maxus Real Property Investors--Four, L.P., a Missouri limited partnership that is a public reporting company. Mr. Johnson also owns and operates a durable medical equipment and rehabilitation therapy provider and provides consulting services to a large regional medical equipment supplier.

     Ms. Castetter. Ms. Castetter is a citizen of the United States whose address is 104 Armour Road, North Kansas City, Missouri 64116. Ms. Castetter is the spouse of Mr. Johnson.

     During the past five years, neither of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     A group of concerned shareholders of the Company and other individuals have formed a group known as "The Committee To Restore Chad Shareholder Value" (the "Committee") to solicit proxies to elect the Committee's nominees in the upcoming election of directors. Mr. Johnson is a participant in the proxy solicitation, but not a member of the Committee. More information regarding the Committee can be found in the Schedule 13D separately filed by the Committee. Please refer to that filing for further information.

     The total amount of funds used by the Reporting Persons to acquire the 15,100 reported in Item 5(c) was $41,525.

     545,500 shares are held jointly by Mr. Johnson and Ms. Castetter in a joint margin account. 146,500 shares are held by Mr. Johnson in a margin account.

ITEM 4.            PURPOSE OF TRANSACTION.

     Initially, the Reporting Persons acquired the Shares for investment purposes and to obtain a position on the Company's board of directors. Recently, Mr. Johnson, has become a participant in the Committee's proxy solicitation described below, but not a member of the Committee. The Committee is in the process of nominating and attempting to elect Mr. w. Robert Kohorst and Mr. Danley K. Sheldon to the Company's board of directors. However, the Reporting Persons do not currently have any plans to attempt to effect any other change with respect to the Company, but this may change in the future. Depending on the market price of the shares, the Reporting Persons intend to acquire additional Shares in the future.

ITEM 5.  INTEREST IN THE SECURITIES OF ISSUER.

     (a)  The  aggregate  number  and  percentage  of the  Shares to which  this
          Schedule 13D relates is 692,00 shares, representing 6.9% of the 10,063,000 outstanding Shares.

          Mr. Johnson is the direct beneficial owner of 146,500 Shares that are solely owned by him, representing approximately 1.5% of the outstanding shares. Mr. Johnson is the direct beneficial owner of 545,500 Shares that are jointly owned by Mr. Johnson and Ms. Castetter, representing approximately 5.4% of the outstanding Shares.

          Ms.  Castetter is the direct  beneficial  owner of 545,500 Shares that
     are  jointly  owned  by  Mr.  Johnson  and  Ms.   Castetter,   representing
     approximately 5.4% of the outstanding Shares.

     (b) Mr. Johnson has the direct power to vote and direct the disposition of the 146,500 Shares held by him. Mr. Johnson has, in concert with Ms. Castetter, the direct power to vote and direct the disposition of the 545,500 Shares held by Mr. Johnson and Ms. Castetter jointly.

          Ms. Castetter has, in concert with Mr. Johnson, the direct power to vote and direct the disposition of the 545,500 Shares held by Ms. Castetter and Mr. Johnson jointly.

     (c)  Annex A sets forth the  number of Shares  purchased  by the  Reporting
          Persons since May 28, 2002, all of which were purchased through a broker on the open market.

     (d) No other person is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the Shares other than the Reporting Persons identified herein.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Mr. McDowell is a member of the Committee. Mr. Johnson is a participant in the Committee's proxy solicitation. Although Mr. McDowell and Mr. Johnson do not have a binding obligation to vote for the Committee's nominees in the upcoming election of directors, they have discussed voting in favor of the Committee's nominees. Please refer to the Committee's Schedule 13D filing for further information. The Reporting Persons do not have any other contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the Shares, including, but not limited to, transfer or voting of any such Shares, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.    EXHIBITS.

          99.1     Joint Filing Agreement

            [the remainder of this page is intentionally left blank]

         SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



BOND PURCHASE, L.L.C.,
a Missouri limited liability company


By: /s/  David L. Johnson                    Date: August 19, 2002
   Name: David L. Johnson
   Title: Member


/s/ David L. Johnson                         Date: August 19, 2002
David L. Johnson


/s/ Sandra L. Castetter                      Date: August 19, 2002
Sandra L. Castetter

                                  EXHIBIT INDEX

99.1      Joint Filing Agreement

                                                                         Annex A
                   PURCHASES OF CHAD THERAPEUTICS, INC. STOCK

DAVID L. JOHNSON

  DATE                               QUANTITY                    PRICE PER SHARE
May
5/28/02                               1,000                           $2,75
                                        500                           $2.75
5/30/02                                 400                           $2.75
                                      1,700                           $2.75
June
6/13/02                               1,000                           $2.75
                                      4,000                           $2.75
6/14/02                                 100                           $2.75
6/24/02                                 400                           $2.75
6/26/02                                 100                           $2.75
                                        500                           $2.75
                                      1,500                           $2.75
                                      1,200                           $2.75
                                      1,200                           $2.75

July
7/03/02                               1,500                           $2.75


          Grand Total                15,100

                      SALE OF CHAD THERAPEUTICS, INC. STOCK

BOND PURCHASE, L.L.C.

DATE                               QUANTITY                   PRICE PER SHARE
August
8/1/02                                  243                           $2.53

                                                                    Exhibit 99.1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the persons named below hereby agree to the joint filing on behalf of each of them of a statement on the Schedule 13D (including any amendments thereto) with respect to the shares to the limited partner units of Chad Therapeutics, Inc. beneficially owned by each of them and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement on the dates indicated.



BOND PURCHASE, L.L.C.,
a Missouri limited liability company


By: /s/  David L. Johnson                    Date: August 19, 2002
   Name: David L. Johnson
   Title: Member


/s/ David L. Johnson                         Date: August 19, 2002
David L. Johnson


/s/ Sandra L. Castetter                      Date: August 19, 2002
Sandra L. Castetter